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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                           QuickResponse Services Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    74837W10
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G


CUSIP No.      74837W10

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Warburg, Pincus Counsellors, Inc.
                      13-2673503

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ]
                                                                (b) [ ]

3.             SEC USE ONLY

4.             CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States

                           5.    SOLE VOTING POWER          570,600

         NUMBER OF         6.    SHARED VOTING POWER         76,000
         SHARES
         BENEFICIALLY
         OWNED BY
         EACH              7.    SOLE DISPOSITIVE POWER     842,900
         REPORTING
         PERSON            8.    SHARED DISPOSITIVE POWER         0
         WITH


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    842,900

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9      10.12%

12.      TYPE OF REPORTING PERSON*

                  Investment Advisor


                                                          *SEE INSTRUCTION



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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Amendment No.:    1                                         Date:    8/8/96

Fee Being Paid:   NO

Item 1 (a)        Name of issuer:     QuickResponse Services Inc.

Item 1 (b)        Address of issuer's principal executive offices:

                         1400 Marina Way, S.
                         Richmond, CA  94804

Item 2 (a)        Name of person filing:

                         Warburg, Pincus Counsellors, Inc.

Item 2 (b)        Address of principal business office:

                         466 Lexington Avenue
                         New York, NY  10017

Item 2 (c)     Citizenship:      United States

Item 2 (d)     Title of class of securities:     Common

Item 2 (e)     Cusip No.:    74837W10

Item 3         Type of Person:   Investment Advisor

Item 4 (a)     Amount beneficially owned:             842,900

Item 4 (b)     Percent of class:    10.12%

Item 4 (c)     (i)    sole power to vote:             570,600
               (ii)    shared power to vote:           76,000
               (iii)   sole power to dispose:         842,900
               (iv)    shared power to dispose:

Item 5         Ownership of 5 percent or less of a class:    Not Applicable

Item 6         Ownership  of more than 5 percent  on behalf of  another  person:
               Warburg, Pincus Counsellors, Inc. serves as Investment Advisor to many accounts. The securities which are the subject of this report are owned by our accounts. None of these accounts, individually, own more than 5% of the securities which are the subject of this report.


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Item 7         Identification and classification of subsidiary:  Not Applicable



Item 8         Identification and classification of members of the group:
                                                                 Not Applicable

Item 9         Notice of dissolution of the group:               Not Applicable

Item 10        Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                               /s/ Linda S. Iovan
                                               ________________________________
                                                            Linda S. Iovan
                                                            Vice President